RICHARDSON & PATEL LLP
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Telephone (310) 208-1182
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January 11, 2008

BY EDGAR CORRESPONDENCE AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Katherine Wray

RE:	Carbiz, Inc.
Amendment No.2 to Form SB-2
Filed August 31, 2007
File No. 333-142142

Post-effective Amendment No. 2 to Form SB-2
Filed August 31, 2007
File No. 333-129408

Dear Ms. Wray:

On behalf of Carbiz Inc. (the “Company” or “Carbiz”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated September 11, 2007. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Explanatory Note Regarding Amendment No. 3 to Registration Statement on Form SB-2 (SEC File No. 333-142142) on Form F-3.

On or around September 2, 2007, Carbiz became eligible to register its securities under the Securities Act of 1933, as amended (the “Securities Act”), using registration statements on Form F-3. In connection with this response letter, we have concurrently filed an Amendment No. 3 to

Ms. Katherine Wray
Securities and Exchange Commission
January 11, 2008

Registration Statement on Form SB-2 (SEC File No. 333-142142) on Form F-3 which contains a combined prospectus pursuant to Rule 429 of Regulation C of the Securities Act with respect to:

(1) Carbiz’s registration statement on Form SB-2 to register 52,536,167 common shares by certain selling shareholders, which was previously filed November 2, 2005 and deemed effective September 1, 2006, as amended, SEC File No. 333-129408 (the “2006 SB-2 Registration Statement”); and

(2) Carbiz’s registration statement on Form SB-2 to register 31,316,745 common shares by certain selling shareholders, which was previously filed on April 16, 2007 and has not yet been deemed effective, as amended, SEC File No. 333-142142 (the “2007 SB-2 Registration Statement”).

Carbiz’s registration statement on Form F-3 shall serve as Post-Effective Amendment No. 3 to the 2006 SB-2 Registration Statement and Pre-Effective Amendment No. 3 to the 2007 SB-2 Registration Statement.

The following is a brief summary of our analysis regarding Carbiz’s eligibility to use Form F-3:

Eligibility Requirements

Any foreign private issuer, as defined in Rule 405 promulgated under the Securities Act, which meets the Registration Requirements below may use Form F-3 for the registration of securities under the Securities Act which are offered in any transaction specified in the Transaction Requirements below, provided that the requirements applicable to the specified transaction are met.

As defined in Rule 405, the term foreign private issuer means any foreign issuer other than a foreign government except an issuer meeting the following conditions:

(1) More than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and

(2) Any of the following:

  The majority of the executive officers or directors are United States citizens or residents;

  More than 50 percent of the assets of the issuer are located in the United States; or

  The business of the issuer is administered principally in the United States.

Ms. Katherine Wray
Securities and Exchange Commission
January 11, 2008

Carbiz is a foreign private issuer because 72% of its outstanding voting securities are directly or indirectly owned of record by residents outside of the United States. Attached with this filing is a response.pdf copy of shareholder reports from CDS, DTTS and American Stock Transfer which support this fact.

Registration Requirements

1.

Registrant has class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) or has a class of equity securities registered pursuant to Section 12(g) of the Exchange Act or is required to file reports pursuant to Section 15(d) of the Exchange Act and has filed at least one annual report on Form 20-F, on Form 10-K, or, in the case of registrants described in General Instruction A(2) of Form 40-F, on Form 40-F under the Exchange Act.

2.	The registrant:
a.

Has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act for a period of at least 12 calendar months immediately preceding the filing of the registration statement on Form F-3; and

b.

Has filed in a timely manner all reports required to be filed during the 12 calendar months and any portion of a month immediately preceding the filing of the registration statement and, if the registrant has used (during those 12 calendar months and that portion of a month) Rule 12b-25(b) under the Exchange Act with respect to a report or a portion of a report, that report or portion thereof has actually been filed within the time period prescribed by the Rule.

3.

Neither the registrant nor any of its consolidated or unconsolidated subsidiaries have, since the end of their last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act:

	a.	Failed to pay any dividend or sinking fund installment on preferred stock; or
	b.	Defaulted
		i.	On any installment or installments on indebtedness for borrowed money, or
ii.

On any rental on one more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.

Carbiz meets the Registration Requirements of Form F-3 because:

Ms. Katherine Wray
Securities and Exchange Commission
January 11, 2008

(1) Carbiz has a class of equity securities registered pursuant to Section 12(g) of the Exchange Act pursuant to a registration statement on Form 8-A/12G filed on September 1, 2006;

(2) Carbiz has been subject to the requirements of Section 12 of the Exchange Act and has filed all the material required to be filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act for a period of at least 12 calendar months immediately preceding the filing of the registration statement on Form F-3;

(3) Carbiz has filed in a timely manner all reports required to be filed during the 12 calendar months and any portion of a month immediately preceding the filing of the registration statement on Form 3 and, if Carbiz has used (during those 12 calendar months and that portion of a month) Rule 12b-25(b) under the Exchange Act with respect to a report or a portion of a report, that report or portion thereof has actually been filed within the time period prescribed by the rule;

(4) Neither Carbiz nor any of its consolidated or unconsolidated subsidiaries have, since the end of their last fiscal year for which certified financial statements of Carbbiz and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act:

a.	Failed to pay any dividend or sinking fund installment on preferred stock; or
b.	Defaulted

i. On any installment or installments on indebtedness for borrowed money, or
ii. On any rental on one more long term leases, which defaults in the aggregate are material to the financial position of Carbiz and its consolidated and unconsolidated subsidiaries, taken as a whole.

Transaction Requirements

1.

Primary Offerings by Certain Registrants. Securities to be offered for cash by or on behalf of a registrant, provided that the aggregate market value worldwide of the voting and non-voting common equity held by non-affiliates of the registrant is the equivalent of $75 million or more.

2.

Primary Offerings of Non-convertible Investment Grade Securities. Non-convertible securities to be offered for cash if such securities are “investment grade securities.” A non-convertible security is an “investment grade security” if, at the time of sale, at least one nationally recognized statistical rating organization has rated the security in one of its generic rating categories that signifies investment grade; typically, the four highest rating categories signify investment grade.

3.	Transactions Involving Secondary Offerings. Outstanding securities to be offered for the account of any person other than the issuer, including securities acquired by

Ms. Katherine Wray
Securities and Exchange Commission
January 11, 2008

standby underwriters in connection with the call or redemption by the issuer of warrants or a class of convertible securities. In addition, Form F-3 may be used by affiliates to register securities for resale pursuant to the conditions specified in General Instruction C to Form S-8.

4.	Rights Offerings, Dividend or Interest Reinvestment Plans, and Conversions or Warrants. Securities to be offered:
a.

Upon the exercise of outstanding rights granted by the issuer of the securities to be offered, if such rights are granted pro rata to all existing securityholders of the class of securities to which the rights attach; or

	b.	Pursuant to a dividend or interest reinvestment plan; or
c.

Upon the conversion of outstanding convertible securities or upon the exercise of outstanding transferable warrants issued by the issuer of the securities to be offered, or by an affiliate of the such issuer.

The registration of securities to be offered or sold in a standby underwriting in the United States or similar arrangement is not permitted pursuant to this paragraph.

Carbiz meets the Transaction Requirements of Form F-3 because it is registering on its Form F-3 outstanding securities to be offered for the account of persons other than Carbiz, and therefore Carbiz is registering a secondary offering pursuant to paragraph 3 above.

Conclusion regarding Carbiz’s Eligibity to Use Form F-3

In sum, we have concluded that Carbiz is currently eligible to register its securities under the Securities Act using registration statements on Form F-3. Therefore, in connection with this response letter, we have concurrently filed a registration statement on Form F-3 which contains a combined prospectus pursuant to Rule 429 of Regulation C of the Securities Act as described in our “Introductory Note” above.

Ms. Katherine Wray
Securities and Exchange Commission
January 11, 2008

RESPONSES TO SEC COMMENT LETTER

Amendment No.2 to Form SB-2 (File No. 333-142142)

Additional Selling Shareholder Disclosures. page 41

Financial Ability of Carbiz to Make Payments on Selling Shareholder Securities, page 47

1.

Please refer to prior comment 5 of our letter dated August 10, 2007. We note your revised disclosure with respect to your belief that the company has the ability to make all payments on the securities overlaying the common stock being registered based on three factors: the increase in the company’s eligible accounts receivable since March 2007, the increase it its percentage of expected collections on the loans since June 2007, and its ability to repay the Trafalgar debt with shares of common stock. In this regard, please revise your filing to address the following matters:

•

The company has experienced net losses every fiscal year since its inception and it had approximately $344,000 in cash and cash equivalents as of April 30, 2007. Note also your risk factor disclosures on page 6 that “[t]he failure to obtain adequate financing could result in the substantial curtailment…of [your] ability to service [your] debt obligations.”

•

Expand the “Financial Ability” subsection to explain how recent increases in your accounts receivable balance and percentage of collections provide a reasonable basis for the belief that Carbiz will be able to make all payments on the Trafalgar debentures. In addition, please provide specific quantitative objectives and projections relating to operations or future financings that support the company’s belief that it has the ability to repay the principal amount of the debentures.

•

It appears that the Trafalgar debentures are convertible at the holder’s option, as opposed to the company’s. Unless the company has the ability to redeem the debentures for shares, it is inappropriate to include this factor as a basis for your belief that the company will be able to repay the Trafalgar debentures.

	•	Expand your disclosure to reflect the possibilities that operating losses may continue, the company may be unable to obtain financing to fund existing debt, and Trafalgar may demand repayment in cash.

          We have revised our filing to expand our disclosure regarding Carbiz’s financial ability to repay the Trafalgar debentures, including providing specific quantitative objectives and

Ms. Katherine Wray
Securities and Exchange Commission
January 11, 2008

projections relating to operations that support Carbiz’s belief that it has the ability to repay the debentures. In accordance with the Staff’s comment in the fourth bullet point above, we have removed any reference to the convertible feature of the Trafalgar debentures as a basis for Carbiz’s ability to repay the Trafalgar debentures.

          We have also revised our disclosure to clarify that (1) notwithstanding Carbiz’s belief that it will have the financial ability to make all payments on the Trafalgar debentures, Carbiz has experienced net losses every fiscal year since inception and Trafalgar may demand repayment in cash; (2) there is a substantial possibility that Carbiz’s operating losses may continue, and Carbiz may be unable to obtain financing to fund existing debt; and (3) prospective investors should also note the risk factor on page 6 of the prospectus regarding Carbiz’s ability to service its debt obligations.

* * * *

           If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

By:           /s/ Peter Hogan
                  Peter Hogan